April 11, 2012
Securities and Exchange Commission Washington, D.C. 20549 United States
Attn:	Mr. William H. Thompson Accounting Branch Chief
Dear Mr. Thompson,
Re:	Oakridge International Corporation (the "Company" or "Oakridge") Form 10-K Filed October 14, 2011 File No. 333-152312
We refer to your letter dated February 7, 2012, in regard to the comments on the above captioned matters. We hereby submit our replies below utilizing the same number reference.
Please note that we have filed the Amendment No. 1 to Form 10-K with the SEC today.
1. Report of Independent Registered Public Accounting Firm, page F-1
RESPONSE: The opinion paragraph which covered the accumulated period was added and reflected in the Form 10-K Amendment No. 1 which was filed with the SEC today.
2. Exhibits 31.1 and 31.2 Section 302 Certification
RESPONSE: The introductory language in paragraph 4 in Exhibit 31.1 and Exhibit 31.2 has been revised. Please refer to the Amendment No. 1 to Form 10-K which was filed with the SEC today.

The Company also acknowledges that:
*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For and on behalf of Oakridge International Corporation /s/ Xiong XU ________________________________ Xiong XU Chief Executive Officer
c.c.	Mr. Robyn Mauel Staff Accountant